November 8, 2019

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                     Aberdeen Funds

Post-Effective Amendment No. 95 to the Registration Statement Filed on August 28, 2019;

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey and Andrew Kim of Aberdeen Standard Investments Inc. on October 4, 2019.  The Amendment contains the prospectus and statement of additional information for Aberdeen Funds (the “Registrant”) with respect to the Aberdeen Global Unconstrained Fixed Income Fund, to be renamed the “Aberdeen Global Absolute Return Strategies Fund” effective November 15, 2019 (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s response to each comment is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus Comments

Comment No. 1:                       Please delete the 2nd to last sentence on the cover of the prospectus that states: “Please note that not all financial intermediaries may offer this service.”

Response:                              The Registrant has deleted the sentence.

Comment No. 2:                       Please revise the Fund’s principal investment objective to seek absolute return given the Fund’s new name. Disclose what “absolute return” means either in the investment objective or principal investment strategies.

Response:                              The Fund has changed its principal investment objective, which has been approved by the Fund’s Board, to read as follows:

The Aberdeen Global Absolute Return Strategies Fund (formerly, Aberdeen Global Unconstrained Fixed Income Fund) (the “GARSTM Fund” or the “Fund”) seeks to generate a positive absolute return over the medium to long term (3-5 years or more) irrespective of market conditions, while seeking to reduce the risk of loss.

In addition, the Fund has added the following to the beginning of the first paragraph in the “Principal Investment Strategies” section:

The GARSTM Fund employs an “absolute return” investment approach. This means that in pursuing the Fund’s investment objective, the Fund benchmarks itself to an index of cash instruments, rather than a stock or bond market index, and seeks to achieve positive long term returns irrespective of broad movements in the bond and equity markets.  As an “absolute return” fund, the GARSTM Fund employs investment management techniques that may differ from traditional mutual funds.

Comment No. 3:                       The Fund includes a line for Acquired Fund Fees and Expenses (“AFFE”) in its fee table. If the Fund has a principal investment strategy to invest in other investment companies, please disclose this in the Fund’s principal investment strategies and principal risks.

Response:                              The Fund confirms that it does not have a principal strategy to invest in other investment companies.

Comment No. 4:                       Please confirm that the expense limitation agreement referenced in footnote 6 to the Fund’s fee table will be filed as an exhibit to the registration statement.

Response:                              The Registrant confirms that the expense limitation agreement will be filed as an exhibit in an amendment to its registration statement.

Comment No. 5:                       If the GARS Fund is anticipated to hold significant amounts in a particular sector currently, please identify that sector in the Fund’s principal investment strategies and disclose the related risks as principal risk.

Response:                              The Fund is anticipated to hold significant amounts in the financials sector. As a result, the following language was added to the Principal Investment Strategies section:

The Fund currently anticipates that it will have significant exposure to the financials sector, in large part due to holding cash equivalents, which are generally issued by financial institutions.

In addition, “Financials Sector Risk” has been added as a Principal Risk under “Sector Risk”.

Comment No. 6:                    Please re-order the principal risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value (“NAV”), yield and total return, instead of listing alphabetically. Please note that after listing the most significant risks, the remaining risks may be alphabetized. See ADI 2019-08.

Response:                           The Registrant recognizes the SEC’s Guidance (ADI 2019-08), but respectfully declines to change the order in which its discloses its Principal Risks at this time.  The sections of the Fund’s prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

Comment No. 7:                       With respect to the Fund’s “Derivatives” disclosure on page 9 of the prospectus, please indicate that for purposes of the Fund’s 40% global policy, the Fund will use market value. Please see Names Rule Adopting Release at Note 42, 3rd paragraph.

Response:                              The Registrant respectfully declines to make the requested change. Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The Registrant is not aware of a requirement to use market value to value derivatives counted toward compliance with the 40% “global” policy and believes that using notional value or market value depending on the exposure provided by the type of derivative is appropriate.

Comment No. 8:                       Is the expected discontinuation of LIBOR a principal risk for the Fund? If so, please add this to the Fund’s principal risks. See July 12, 2019 Staff Statement on the LIBOR Transition.

Response:                              The discontinuation of LIBOR is not a principal risk for this Fund. The Fund includes disclosure about the discontinuation of LIBOR in its Statement of Additional Information as a non-principal risk.

Comment No. 9:                    The “Temporary Investments” disclosure on page 24 of the prospectus cross-references the Fund’s principal strategies. The Staff does not believe that taking a temporary defensive position is a principal strategy. Please distinguish between taking a temporary defensive position and cash management. See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:                              The Fund has deleted the cross-reference to the Principal Investment Strategies section under “Temporary Investments”.  However, the Registrant respectfully notes that it is consistent with an absolute return fund’s investment strategy to take defensive positions as it is the objective of the fund to provide positive absolute return over the medium to long term (3-5 years or more) irrespective of market conditions, while seeking to reduce the risk of loss. The Fund believes that its disclosure is consistent with Form N-1A.

Comment No. 10:                With respect to the following sentence on page 34 of the prospectus: “Your financial intermediary may not have the capability to waive such sales charges.” Please explain why not, or revise the language.

Response:                              The aforementioned sentence relates to the fact that certain financial intermediaries have set forth their own sales charge waiver policies, as is mentioned in the sentence that follows and disclosed in the section “Broker-Defined Sales Charge Waiver Policies”.  The Registrant has revised the disclosure for clarity by combining the two sentences and moving them to a new paragraph. The revised disclosure reads as follows:

Your financial intermediary may not have the capability to waive such sales charges or may have its own sales charge waiver policies; for more complete information, see “Broker-Defined Sales Charge Waiver Policies” on page 48 of this prospectus.

Comment No. 11:                The disclosure under the heading “Fair Value Pricing” on page 42 of the prospectus describes valuation generally and not just fair value pricing. Consider modifying the heading of this section.

Response:                              The Registrant has changed the heading to “Pricing of Fund Shares”.

SAI Comment

Comment No. 12:                Please disclose that the Fund will consider the concentration of the underlying holdings of investment companies in which such Fund is invested when determining the concentration of the Fund in an industry.

Response:                              The Registrant has added the following disclosure to the SAI:

Further, for the purposes of determining compliance with the Fund’s policy on concentrating in any one industry, the Fund will endeavor to consider the concentration policy of underlying investment companies in which the Fund is invested.

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Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,

/s/ Katherine A. Corey

cc:	Lucia Sitar, Aberdeen Standard Investments Inc.
Margery Neale, Willkie Farr & Gallagher LLP
Neesa Sood, Willkie Farr & Gallagher LLP